Exhibit 4.12

21.07.2020

Renesola New Energy S.à r.l.

as Issuer

and

Eiffel Energy Transition SLP

as Subscriber and the Pledge Administrator

BONDS subscription agreement

THIS BONDS SUBSCRIPTION AGREEMENT is made on 21.07.2020,

Between

1.	ReneSola New Energy S.à r.l., a private limited liability company (société à responsabilité limitée) incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 16a, avenue de la Liberté, L-1930 Luxembourg and registered with the Luxembourg Register of Commerce and Companies under number B168049, represented by Josef Kastner, who is hereby empowered for the purpose of this Agreement, as issuer (the Issuer); and

2.	Eiffel Energy Transition SLP,a French limited partnership (SLP) with capital of 3,000 euros, registered with the Paris trade and commerce registrar under n° RCS 828 380 600, with registered offices located at 9, rue Newton, 75116 Paris, France, represented by its management company, Eiffel General Partner SAS, a French simplified joint stock company (SAS) with capital of 1,000 euros, registered with the Paris trade and commerce registrar under n° RCS 828 053 785, with registered offices located at 9, rue Newton, 75116 Paris, France, represented by the Eiffel Investment Group SAS investment management company, a French simplified joint stock company (SAS), registered with the Paris trade and commerce registrar under n° RCS 510 813 991, with registered offices located at 9, rue Newton, 75116 Paris, France, represented by Fabrice Dumonteil, duly empowered for the purpose of this Agreement, as subscriber and pledge administrator (the Subscriber or the Pledge Administrator).

The Issuer and the Subsriber are hereinafter referred to as the Parties and each a Party.

WHEREAS:

(A)	The Issuer intends to issue, from time to time, bonds, in registered form, denominated in euro and having a nominal value of one euro (EUR 1) each, up to an aggregate amount of ten million six hundred and forty thousand euros (EUR 10,640,000) divided in several tranches (the Bonds) for the purpose of providing bridge financing to the Issuer in connection with the funding of the construction costs, excluding VAT and internal development costs of nineteen (19) solar PV projects in Poland (the Projects) by seven (7) subsidiaries of the Issuer (the SPVs), as further detailed in the Conditions (as defined below) (the Financing).

(B)	The Subscriber wishes to subscribe to such Bonds, pursuant to the terms hereof and as further detailed in the Conditions (as defined below).

(C)	For the purpose of establishing security pursuant to the Security Documents (as defined below), the Parties to this Agreement appointed the Subscriber as a Pledge Administrator in accordance with article 4 point 4 of the Polish Act dated 6 December 1996 on the registered pledge and the register of pledges.

NOW, THEREFORE, THE PARTIES AGREE AS FOLLOWS:

1.	DEFINITIONS

1.1	the terms set forth hereunder shall have the following meanings for the purpose of this Agreement:

Agreement means this subscription agreement, as it may be amended from time to time.

Availability Period has the meaning given to such term in the Conditions.

Business Day means any day, other than a Saturday or a Sunday, on which commercial banks are open for general business in Luxembourg.

Conditions means the terms and conditions of the Bonds as set out in Schedule 2 (Terms and Conditions of the Bonds) of this Agreement.

Conditions Precedent means the Initial Conditions Precedent and the Issue Conditions Precedent.

Event of Default has the meaning given to such term in the Conditions.

Issue Date has the meaning given to such term in the Conditions.

Luxembourg means the Grand Duchy of Luxembourg.

Nominal Value means the nominal amount of a Bond, being one euro (EUR 1).

Register has the meaning given to such term in the Conditions.

Security Documents means each of document listed below:

(a)	any agreement on establishment registered pledge over shares;

(b)	any agreement on security assignment of claims;

(c)	any voluntary submission to enforcement;

established under the Polish law.

Subscription Amount means, in relation to any Bond, the Nominal Value of such Bond.

Subscription Request means a notice relating to the subscription of a specific Tranche, substantially in the form set out in Schedule 3 (Form of Subscription Request) of this Agreement.

Total Commitment Amount means EUR 10,640,000.

Tranche means a tranche of the Bonds as further described in Condition 3.1 of the Conditions.

2.	CREATION AND ISSUANCE OF THE BONDS

The Issuer may from time to time create and issue the Bonds in several Tranches in accordance with this Agreement (in particular the conditions set in Clause 3 below), and pursuant to and subject to the terms of the Conditions, in an aggregate amount not exceeding the Total Commitment Amount.

3.	SUBSCRIPTION AND PAYMENT OF THE BONDS

3.1	Subscription

In respect of each issue of Bonds, the Subscriber agrees, subject to the Conditions Precedent being met and subject to this Clause and the Conditions, to subscribe for the relevant Bonds by paying to the Issuer an amount equal to the relevant Subscription Amount.

3.2	Subscription Request

Subject to the terms of this Agreement and the Conditions, the Issuer shall deliver to the Subscriber a duly completed Subscription Request not later than on the day falling five (5) Business Days prior to the proposed Issue Date.

3.3	Conditions Precedent to signing of this Agreement

The undertakings of the Subscriber under this Agreement are conditional upon, and the Issuer may not deliver a Subscription Request unless, the Subscriber has received all of the documents and other evidence listed in Schedule 1 of this Agreement (Conditions precedent to signing of this Agreement) in form and substance satisfactory to the Subscriber on or before the date of this Agreement (the Initial Conditions Precedent). The Subscriber shall notify the Issuer promptly upon being so satisfied.

3.4	Conditions Precedent to subscription

The Issuer shall only be authorised to Issue the relevant Bonds and the Subscriber shall only subscribe for the relevant Bonds if the following conditions precedent (the Issue Conditions Precedent) have been satisfied on the date of the delivery of the Subscription Request:

(a)	in respect of the Batch 1 Tranche A Bonds:

(i)	a copy certified by a duly authorized representative of the Issuer of the resolutions of the appropriate body of the Issuer:

(A)	deciding the Issue of the Batch 1 Tranche A Bonds;

(B)	approving the terms of, and the transactions contemplated by, this Agreement to which it is a party and resolving that it executes this Agreement to which it is a party;

(C)	authorising a specified person or persons to execute this Agreement to which it is a party on its behalf.

(ii)	Scanned copies of the Security Documents duly executed by all the parties to them.

(b)	in respect of the Batch 1 Tranche A Bonds, Batch 2 Tranche A Bonds and Batch 2 Tranche B Bonds:

(i)	no Event of Default has occurred and is continuing;

(ii)	the proposed Issue Date is during the Availability Period relating to the relevant Tranche;

(iii)	reception by the Subscriber of satisfactory technical and legal due diligence reports with respect to the Projects related to each Tranche to be subscribed;

(iv)	signature of memorandum of understanding or a letter of interest between the Issuer (as defined in the Conditions) and a buyer related to the acquisition of the Projects related to each Tranche to be subscribed; and

(v)	reception by the Subscriber of a satisfactory evidence that the cumulative equity contribution made by the Issuer, or any of its’ subsidiaries related to the execution of the Projects, in the Projects which can be shown by either a capital injection, a shareholder loan made to the SPVs, history of payments for the Project rights or other payments relating to the Project acquisition, is at least equal to two hundred and forty euros per kW (EUR 240/kW) of Projects hold by the relevant SPVs;

(vi)	Original copies of the Security Documents duly executed by all the parties to them.

(c)	in respect of the Batch 1 Tranche B Bonds and Batch 2 Tranche C Bonds:

(i)	no Event of Default has occurred and is continuing;

(ii)	the proposed Issue Date is during the Availability Period relating to the relevant Tranche; and

(iii)	reception by the Subscriber of a binding offer or a share purchase agreement for the acquisition of the Project related to each Tranche to be subscribed to be signed between the Issuer and the relevant bidder or any equity investor;

(iv)	Original copies of the Security Documents duly executed by all the parties to them.

3.5	Payment

The Subscription Amount shall be paid by the Subscriber to the Issuer on the Issue Date in immediately available funds by transfer to the account designated by the Issuer for that purpose.

3.6	Register

Following receipt by the Issuer of the relevant Subscription Amount, the Issuer shall issue the relevant Bonds to the Subscriber and the Issuer shall update the Register on the relevant Issue Date accordingly to record such issue.

4.	purpose

The Issuer shall apply all proceeds received by it under the Bonds in or towards the Financing of the construction of the relevant Projects, excluding VAT and internal development costs and the Issuer shall not use such proceeds for any other purpose.

5.	Private offering

5.1	The Issuer and the Subscriber undertake that no action has been or will ever be taken by the Issuer and/or the Subscriber that would permit a public offer of the Bonds in any country or jurisdiction where any such action for that purpose is required. The Issuer and the Subscriber further undertake that, where such action is not required in any country or jurisdiction, they will not proceed with such public offering.

5.2	Accordingly, the Issuer and the Subscriber undertake that they will not, directly or indirectly, offer or sell the Bonds to the public or distribute or publish to the public any offering circular, prospectus, information memorandum, form of application, advertisement or other offering material, in each case with respect to the Bonds, in any country or jurisdiction.

6.	representations and warranties

The Issuer represents and warrants to the Subscriber that as at the date hereof:

(a)	it and each of the SPVs is duly incorporated and validly existing under the laws of the jurisdiction in which it was incorporated;

(b)	it has the power to enter into this Agreement and the transactions contemplated by this Agreement and to comply with all the provisions hereof and that the execution and performance of this Agreement has been duly authorised by all necessary actions of the Issuer;

(c)	there are no legal or other proceedings pending or threatened before any court, tribunal, commission or other regulatory authority and involving the Issuer or any of the SPVs or with respect to any of their assets, except for the administrative procedures described in the redflag due diligence report prepared by Solivan and date 14 April 2020 (if still pending) or any other administrative procedures initiated after 14 April 2020 of which the Issuer duly informed the Subscriber on July 13th, 2020 via the excel file called “Renesola Poland – DD QA v6 Eiffel”;

(d)	all necessary or appropriate corporate, governmental or statutory approvals have been obtained (including general meeting, board of directors and management/supervisory board approvals, if applicable) and any other action required to authorise its execution and performance of this Agreement have been duly taken;

(e)	this Agreement will, when executed, constitute its legally valid and binding obligations, enforceable in accordance with their terms;

(f)	the execution of this Agreement and the fulfilment of its obligations under the same do not conflict with the laws of its incorporation or its constitutive documents and do not constitute and will not result in a breach of any agreement to which it is a party or of the Subscriber’s investment restrictions or limits (or any investment eligibility rules) to which the Subscriber may be subject by application of mandatory law or regulation, contractual undertaking or any other binding obligation of the Issuer; and

(g)	no security or quasi security exists over the Issuer’s shares or any shareholder loan made to the Issuer, nor (other than in favour of the Subscriber) over any shares of the SPVs or shareholder loans made to the SPVs.

7.	appointment of the pledge administrator

7.1	The Pledge Administrator

(a)	The Parties appoint the Pledge Administrator to act as the pledge administrator (administrator zastawu) in relation to each Security Document in its own name but on the account (na rachunek) of the Subscriber, in order to secure claims of the Subscriber towards the Issuer under the Bonds, in accordance with article 4 section 1 of the Polish Act dated 6 December 1996 on the registered pledge and the registry of pledges (as amended).

(b)	The Pledge Administrator shall:

(i)	perform the duties and to exercise the rights, powers and discretions that are specifically given to it under the Security Documents, together with any other incidental rights, powers and in the Pledge Administrator's own name but on the account (na rachunek) of the Subscriber, in accordance with the provisions of the Security Documents; and

(ii)	execute other rights and making decisions assigned to the Pledge Administrator in the Security Documents upon the instruction of the Subscriber.

(c)	The provisions of Title XXI of the Civil Code which relate to an agency agreement shall not apply to the relationship between the relevant Parties and the Pledge Administrator.

(d)	The Subscriber releases the Pledge Administrator from the restrictions referred to in article 108 of the Civil Code.

(e)	A Subscriber may revoke the power of attorney granted to the Pledge Administrator only if the Pledge Administrator resigns or is removed pursuant to Clause 7.3 (Resignation of the Pledge Administrator).

7.2	Instructions

The Pledge Administrator shall not be liable for any act (or omission) if it acts (or refrains from acting) in accordance with the Clause 7.

7.3	Resignation of the Pledge Administrator

(a)	The Pledge Administrator may resign and appoint one of its Affiliates (as defined in the Conditions) acting through an office in Poland as successor by giving notice to the other Parties and the Issuer.

(b)	The retiring Pledge Administrator shall, at its own cost, make available to the successor Pledge Administrator such documents and records and provide such assistance as the successor Pledge Administrator may reasonably request for the purposes of performing its functions as Pledge Administrator under the Security Documents.

(c)	The resignation notice of the Pledge Administrator shall only take effect upon:

(i)	the appointment of a successor; and

(ii)	the transfer of all obligation in respect of the Security Documents to that successor.

(d)	Upon the appointment of a successor, the retiring Pledge Administrator shall be discharged from any further obligation in respect of the Security Documents and this Clause 7 (and any fees for the account of the retiring Pledge Administrator shall cease to accrue from (and shall be payable on) that date). Any successor and each of the other Parties shall have the same rights and obligations amongst themselves as they would have had if such successor had been an original Party.

7.4	Delegation by the Pledge Administrator

(a)	The Pledge Administrator may, at any time, delegate by power of attorney or otherwise to any person for any period, all or any right, power, authority or discretion vested in it in its capacity as such.

(b)	That delegation may be made upon any terms and conditions (including the power to sub-delegate) and subject to any restrictions that the Pledge Administrator may, in its discretion, think fit in the interests of the Subscriber.

(c)	The Pledge Administrator shall not be bound to supervise, or be in any way responsible for any damages, costs or losses incurred by reason of any misconduct, omission or default on the part of, any such delegate or sub-delegate.

8.	parallel debt

8.1	Notwithstanding any other provision of this Agreement, the Issuer hereby irrevocably and unconditionally undertakes to pay to the Subscriber, as creditor in its own right, sums equal to and (subject to Clause 8.4 below) in the currency of each amount payable by the Issuer to Subscriber under the Security Documents, this Agreement and/or the Conditions as and when that amount falls due for payment under the relevant Security Documents, this Agreement and/or the Conditions or would have fallen due but for (i) any discharge resulting from a failure to take appropriate steps in insolvency proceedings affecting the Issuer to preserve its entitlement to be paid that amount (ii) any moratorium applicable upon the commencement of insolvency proceedings or (iii) modification of obligations of the Issuer to the Subscriber under the Security Documents, this Agreement and/or the Conditions resulting from an arrangement (if any) reached in insolvency proceedings affecting the Issuer.

8.2	The Subscriber shall have its own independent right to demand payment of the amounts payable by the Issuer under this Clause 8, irrespective of any discharge of the Issuer's obligation to pay those amounts to the Subscriber resulting from a failure by them to take appropriate steps in insolvency proceedings affecting the Issuer to preserve their entitlement to be paid those amounts.

8.3	Any amount due and payable by the Issuer to the Subscriber under this Clause 8 shall be decreased to the extent that the Subsriber has received (and is able to retain) payment in full of the corresponding amount under the other provisions of the Security Documents, Agreement and/or Conditions and any amount due and payable by the Issuer to the Subscriber under those provisions shall be decreased to the extent that the Subscriber has received (and is able to retain) payment in full of the corresponding amount under this Clause 8.

8.4	Subject to Clause 8.3 above, the rights of the Subscriber to receive payment of amounts payable by the Issuer under the Security Documents, this Agreement and/or the Conditions are several and are separate and independent from, and without prejudice to, the rights of the Subscriber to receive payment under this Clause 8. The Issuer's obligation under this Clause 8 towards the Subscriber constitutes a single and separate obligation from any other debt of the Issuer under the Security Documents, this Agreement and/or the Conditions.

8.5	Notwithstanding that the amounts payable by the Issuer under the Security Documents, this Agreement and/or the Conditions (the Principal Obligations) may be expressed in different currencies, the parallel obligation of the Issuer to the Subsriber under this Clause 8 (a Parallel Obligation) shall be expressed in PLN. For the purposes of establishing the amount of the Parallel Obligation from time to time, the Principal Obligations expressed in other currencies shall be converted to PLN at the spot rate.

8.6	This Clause 8 is the Parallel Debt Clause for the purpose of the definition of that term in the Registered Pledge Agreement

9.	NOTICES

9.1	Any communication to be made under or in connection with this Agreement shall be made in writing and, unless otherwise stated, may be made by email, in person or by courier to the address and/or number of the addressee indicated below:

(a)	If to the Issuer, to:

Address:	Luxemburg (postal code: LU 1930), at 16a avenue de la Liberte

E-Mail:	josef.kastner@renesola.at; amila.hadziahmetovic@renesolapower.com

Attention:	Mr. Josef Kastner & Amila Colakhodzic

(b)	If to the Subscriber, to:

Address:	9 rue Newton, 75116 Paris

E-Mail:	fd@eiffel-ig.com & pam@eiffel-ig.com

Attention:	Fabrice Dumonteil & Pierre-Antoine Machelon

or any substitute other address, email address or attention details as one Party may notify to the other Party by not less than five (5) Business Days' notice.

9.2	Any communication made by one person to another under or in connection with this Agreement will only be effective:

(a)	if by way of email or other electronic communication, when received in legible form;

(b)	if delivered in person, at the time of delivery; or

(c)	if delivered by courier, when it has been left at the relevant address two (2) Business Days after being deposited with a courier, delivery redeemed in a correctly addressed envelope,

and, if a particular department or officer is specified as part of its attention details provided under Clause 9.1, if addressed to that department or officer. A communication given in accordance with this paragraph but received on a non-working day or after business hours in the place of receipt will only be deemed to be given on the next working day in that place.

9.3	Any notice or other document given under or in connection with this Agreement must be in English.

10.	Transfer

This Agreement shall be binding upon and enure to the benefit of each Party and their respective successors and permitted assigns and transferees.

11.	SEVERABILITY

11.1	If any provision of this Agreement is or becomes (whether or not pursuant to any judgment or otherwise) invalid, illegal or unenforceable in any respect under the law of any jurisdiction, neither the validity, legality and enforceability under the law of that jurisdiction of any other provision, nor the validity, legality and enforceability under the law of any other jurisdiction of that or any other provision shall be affected or impaired in any way thereby.

11.2	If any provision of this Agreement shall be held to be void or declared illegal, invalid or unenforceable for any reason whatsoever, such provision shall be divisible from this Agreement and shall be deemed to be deleted from this Agreement and the validity of the remaining provisions shall not be affected. In the event that any such deletion materially affects the interpretation of this Agreement then the parties shall negotiate in good faith with a view to agreeing a substitute provision which as closely as possible reflects the commercial intention of the parties.

12.	counterparts

This Agreement may be executed in any number of counterparts. This has the same effect as if the signatures on the counterparts were on a single copy of this Agreement.

13.	AMENDMENTS

None of the terms of this Agreement may be waived, altered, modified or amended except by an instrument in writing, duly executed by or on behalf of the Parties.

14.	ENTIRE AGREEMENT

This Agreement and any documents referred to in this Agreement contain the entire agreement between the Parties with respect to the subject matter hereof and supersede all previous agreements and understandings between the Parties with respect hereto.

15.	GOVERNING LAW AND JURISDICTION

15.1	This Agreement and any non-contractual obligations arising out of or in connection with it are governed by, and shall be construed in accordance with, the laws of the Grand Duchy of Luxembourg.

15.2	The courts of Luxembourg-City shall have exclusive jurisdiction to settle any dispute which may arise from or in connection with this Agreement.

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The Parties have executed this Agreement in two counterparts on the date first written above.

Renesola New Energy S.À.r.l.

Name: Josef Kastner

Title: Duly Authorised Signatory - Director category A

Eiffel Energy Transition SLP

Name: Fabrice Dumonteil

Title: Duly Authorised Signatory